United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                          For the month of April 2000


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X      Form 40-F __


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                 Act of 1934.

                            Yes __           No. X


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

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ICBK/CS/2K-01/54
April 19, 2000


The New York Stock Exchange
20 Broad Street, 17th Floor
New York
New York 10005
USA                                                          Attn.: Filing Desk


Dear Sirs,

IBN
ICICI Bank Limited  (the 'Company') Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy and two conformed copies of the Company's Report on Form 6-K, dated April 13, 2000, which has been furnished to the Securities and Exchange Commission.

Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the enclosed postage paid return envelope.


Yours faithfully,


/s/ Bhashyam Seshan
----------------------------
Company Secretary

Encls.:


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                               INDEX TO EXHIBITS

Item
----
1.     Press announcement by ICICI Bank Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   April 19, 2000

                                             ICICI Bank Limited


                                             By: /s/ Bhashyam Seshan
                                                --------------------------------
                                                Name: Bhashyam Seshan
                                                Title: Company Secretary